   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 1998

                                                      REGISTRATION NO. 333-65833

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _______________________

                               AMENDMENT NO. 1 TO
                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                             ______________________

                              BRE PROPERTIES, INC.

             (Exact name of registrant as specified in its charter)

               MARYLAND                                 94-1722214
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                        44 MONTGOMERY STREET, 36TH FLOOR
                      SAN FRANCISCO, CALIFORNIA 94104-4809
                                 (415) 445-6530
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

               _________________________________________________

                                LEROY E. CARLSON
                            CHIEF FINANCIAL OFFICER
                              BRE PROPERTIES, INC.
                        44 MONTGOMERY STREET, 36TH FLOOR
                      SAN FRANCISCO, CALIFORNIA 94104-4809
                                 (415) 445-6530
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                            MORGAN P. GUENTHER, ESQ.
                     PAUL, HASTINGS, JANOFSKY & WALKER LLP
                             345 CALIFORNIA STREET
                      SAN FRANCISCO, CALIFORNIA 94104-2635


  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM time to time after the effective date of this Registration Statement, as determined by the Unitholders.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________________

  If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]


=================================================================================================================================
                                                 CALCULATION OF REGISTRATION FEE
=================================================================================================================================
                                                              PROPOSED         PROPOSED MAXIMUM
                                                              MAXIMUM             AGGREGATE
                                          AMOUNT           OFFERING PRICE     OFFERING PRICE(1)       AMOUNT OF
      TITLE OF EACH CLASS OF              TO BE             PER SHARE(1)                            REGISTRATION
   SECURITIES TO BE REGISTERED          REGISTERED                                                     FEE (2)
-------------------------------------------------------------------------------------------------------------------------------
Common Stock                             3,452,181 shares        $22.97          $79,296,598           $23,392.50
-------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act, based on the average of the high and low prices of the Common Stock on the New York Stock Exchange on October 12, 1998.

(2) Previously paid.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

===============================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                              SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED NOVEMBER 17, 1998



PROSPECTUS



                               3,452,181 SHARES

                             BRE PROPERTIES, INC.

                                 COMMON STOCK





   The selling shareholders of BRE Properties, Inc. identified in this prospectus may offer and sell up to 3,452,181 shares of BRE common stock. BRE will not receive any of the proceeds of any sales of the shares offered by the selling shareholders.


   The selling shareholders currently own 2,841,183 units of limited liability company interest in BRE Property Investors LLC or Blue Ravine Investors, LLC. Up to 610,998 additional units may be issued in the future to the selling shareholders named in this prospectus, or to additional selling shareholders to be named in supplements to this prospectus. Beginning November 18, 1998, each selling shareholder has the right to require BRE to acquire some or all of the units that such selling shareholder owns in exchange for cash or, at the election of BRE, shares of BRE common stock. The 3,452,181 shares of BRE common stock referred to in this prospectus represent shares that may be issued by BRE to the selling shareholders in exchange for their units.


   The price at which any of the shares of BRE common stock may be sold, and the commissions, if any, paid in connection with any such sale, will be on terms to be determined at the time of each sale.


   BRE common stock is traded on the New York Stock Exchange under the ticker symbol "BRE." On November 16, 1998 the closing price of one share of BRE common stock as reported on the New York Stock Exchange was $23.8125.

                          ___________________________

   PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATERIAL RISKS SET FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

                           _________________________


   NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          __________________________


               The date of this prospectus is November   , 1998

                      WHERE YOU CAN FIND MORE INFORMATION

     BRE Properties, Inc. ("BRE", "we" or "us") files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You may read and copy any materials that we have filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet site is http://www.sec.gov. Our Internet address is http://www.breproperties.com.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

a. Report on Form 10-K for the fiscal year ended December 31, 1997, filed on March 26, 1998.

b. Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, filed on May 14, 1998, June 30, 1998, filed on August 14, 1998 and September 30, 1998, filed on November 13, 1998.

c.   Current Report on Form 8-K filed on February 24, 1998.

d.   Current Report on Form 8-K filed on July 15, 1998.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                               Investor Relations
                              BRE Properties, Inc.
                        44 Montgomery Street, 36th Floor
                      San Francisco, California 94104-4809
                                 (415) 445-6530

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling shareholders will not make an offer of the shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                           FORWARD-LOOKING STATEMENTS

     In addition to historical information, we have made forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus, such as those pertaining to our capital resources, portfolio performance and result of operations. Forward-looking statements involve numerous risks and uncertainties and you should not rely on such statements as predictions of future events since there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "pro forma," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and they may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to successfully integrate acquired properties and operations, risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities), failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"), environmental uncertainties, risks related to natural disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. Our success also depends upon economic trends generally, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed in this prospectus under the heading "Risk Factors." You are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only. We assume no obligation to update forward-looking statements.

                              BRE PROPERTIES, INC.

     We are a self-administered, self-managed and fully integrated real estate investment trust focusing on the development, acquisition, ownership and management of multifamily properties in the western United States. As of September 30, 1998, our portfolio included 80 completed apartment communities aggregating 20,279 units, and two commercial and retail properties. Of these properties, 35 were located in California, 22 in Arizona, nine in Washington, four in Nevada, four in Utah, three in Oregon, two in New
Mexico and one in Colorado. As of that date, our portfolio also included 11 apartment communities under development which, when completed, will include an aggregate of approximately 3,022 units in Arizona, California, Colorado, New Mexico, Nevada, Utah and Washington. As of September 30, 1998, our properties (excluding properties under development) contained, in the aggregate, approximately 17.8 million net rentable square feet of improvements owned by us. In addition, at September 30, 1998, we held limited partnership interests in two shopping centers located in Arizona.

     Our principal executive offices are located at 44 Montgomery Street, 36th Floor, San Francisco, California 94104-4809, and our telephone number is (415) 445-6530.

                                  RISK FACTORS

     You should carefully consider, among other factors, the matters described below before purchasing any BRE common stock. This list of factors is not exhaustive.

RISKS DUE TO INVESTMENT IN REAL ESTATE

Decreased Yields from an Investment in Real Property Due to Factors Which May Cause a Decrease in Revenues or an Increase in Operating Expenses

     Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend upon the amount of revenues generated and expenses incurred. If properties do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, our results of operations and ability to make distributions to you and to pay amounts due on our debt will be adversely affected. The performance of the economy in each of the areas in which the properties are located affects occupancy, market rental rates and expenses. These factors consequently can have an impact on the revenues from the properties and their underlying values. The financial results of major local employers also may have an impact on the revenues and value of certain properties.

     Other factors may further adversely affect revenues from properties. These factors include the general economic climate, local conditions in the areas in which properties are located, such as oversupply of space or a reduction in the demand for rental space, the attractiveness of the properties to residents or users, competition from other available space, our ability to provide adequate facilities maintenance, services and amenities, and insurance premiums and real estate taxes. Our revenues would also be adversely affected if residents were unable to pay rent or we were unable to rent apartments on favorable terms. If we were unable to promptly relet or renew the leases for a significant number of apartment units, or if the rental rates upon such renewal or reletting were significantly lower than expected rates, then our funds from operations would, and our ability to make expected distributions to you and to pay amounts due on our debt may, be adversely affected. There is also a risk that as leases on the properties expire, residents or users will vacate or enter into new leases on terms that are less favorable to us. Operating costs, including real estate taxes, insurance and maintenance costs, and mortgage payments, if any, do not, in general, decline when circumstances cause a reduction in income from a property. We could sustain a loss as a result of foreclosure on the property, if a property is mortgaged to secure payment of indebtedness and we were unable to meet our mortgage payments. In addition, applicable laws, including tax laws, interest rate levels and the availability of financing also affect revenues from properties and real estate values.

Investments in Newly Acquired Properties May Not Perform in Accordance with Expectations

     In the normal course of business, we typically evaluate potential acquisitions, enter into non-binding letters of intent, and may, at any time, enter into contracts to acquire and may acquire additional properties. However, no assurance can be given that we will have the financial resources to make suitable acquisitions or that properties that satisfy our investment policies will be available for acquisition. Acquisitions of properties entail risks that investments will fail to perform in accordance with expectations. Such risks may include construction costs exceeding original estimates, possibly making a project uneconomical. Other risks may include financing not being available on favorable terms or at all and construction and lease-up may not be completed on schedule. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property might prove inaccurate. In addition, there are general real estate investment risks associated with any new real estate investment. Although we undertake an evaluation of the physical condition of each new investment before it is acquired, certain defects or necessary repairs may not be detected until after the investment is acquired. This could significantly increase our total acquisition costs, which could have a material adverse effect on us and our ability to make distributions to you and pay amounts due on our debt.

Illiquidity of Real Estate and Reinvestment Risk May Reduce Economic Returns to Investors

     Real estate investments are relatively illiquid and, therefore, tend to limit our ability to adjust our portfolio in response to changes in economic or other conditions. Additionally, the Code places certain limits on the number of properties a real estate investment trust ("REIT") may sell without adverse tax consequences. To effect our current operating strategy, we have in the past raised, and will seek to continue to raise additional acquisition funds, both through outside financing and through the orderly disposition of assets which no longer meet our investment criteria. Depending upon interest rates, current acquisition opportunities and other factors, generally we will reinvest the proceeds in multifamily properties. In this respect, in the markets we have targeted for future acquisition of multifamily properties, there is considerable buying competition from other real estate companies, many of whom may have greater resources, experience or expertise than us. In many cases, this competition for acquisition properties has resulted in an increase in property prices and a decrease in property yields. Due to the relatively low capitalization rates currently prevailing in the pricing of potential acquisitions of multifamily properties which meet our investment criteria, no assurance can be given that the proceeds realized from the disposition of commercial and retail properties can be reinvested to produce economic returns comparable to those being realized from the properties disposed of, or that we will be able to acquire properties meeting our investment criteria. To the extent that we are unable to reinvest proceeds from the disposition of commercial and retail properties, or if properties acquired with such proceeds produce a lower rate of return than the properties disposed of, such results may have a material adverse effect on us. In addition, a delay in reinvestment of such proceeds may have a material adverse effect on us.

     We may seek to structure future dispositions as tax-free exchanges, where appropriate, utilizing the nonrecognition provisions of Section 1031 of the Code to defer income taxation on the disposition of the exchanged property. For an exchange of such properties to qualify for tax-free treatment under Section 1031 of the Code, certain technical requirements must be met. For example, both the property exchanged and the property acquired must be held for use in a trade or business or for investment, and the property acquired must be identified within 45 days, and must be acquired within 180 days, after the transfer of the exchanged property. If the technical requirements of Section 1031 of the Code are not met, then the exchanged property will be treated as sold in a taxable transaction for a sales price equal to the fair market value of the property received, in which event a distribution of cash to the shareholders may be required to avoid a corporate-level income tax on the resulting capital gain. Given the competition for properties meeting our investment criteria, it may be difficult for us to identify suitable properties within the foregoing time frames in order to meet the requirements of Section 1031. Even if we can structure a suitable tax-deferred exchange, as noted above, we cannot assure that we will reinvest the proceeds of any of these dispositions to produce economic returns comparable to those currently being realized from the properties which were disposed of.

Substantial Competition Among Multifamily Properties and Real Estate Companies May Adversely Affect Our Rental Revenues and Development and Acquisition Opportunities

     All of the properties currently owned by us are located in developed areas. There are numerous other multifamily properties and real estate companies, many of which have greater financial and other resources than we have, within the market area of each of the properties which will compete with us for tenants and development and acquisition opportunities. The number of competitive multifamily properties and real estate companies in such areas could have a material effect on (1) our ability to rent the apartments and the rents charged and (2) development and acquisition opportunities. The activities of these competitors could cause us to pay a higher price for a new property than we otherwise would have paid or may prevent us from purchasing a desired property at all, which could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt.

Potential Effect on Operations Due to Geographic Concentration of Properties and Economic Conditions; Dependence on Western United States Regions

     Our portfolio is principally located in the San Francisco Bay Area, San Diego, Phoenix, Los Angeles/Orange County, Seattle, Sacramento, Las Vegas, Tucson, Portland, Albuquerque, Salt Lake City and the Denver area. Our performance could be adversely affected by economic conditions in, and other factors relating to, these geographic areas, including supply and demand for apartments in these areas, zoning and other regulatory conditions and competition from other properties and alternative forms of housing. In that regard, certain of these areas have in the recent past experienced economic recessions and depressed conditions in the local real estate markets. To the extent general economic or social conditions in any of these areas deteriorate or any of these areas experiences natural disasters, the value of the portfolio, our results of operations and our ability to make distributions to you and to pay amounts due on our debt could be materially adversely affected.

Development and Construction Projects May Not Be Completed or Completed Successfully

     In November 1997, we completed the acquisition of certain assets and operations of Trammell Crow Residential located in the western United States ("TCRW"). Pursuant to the TCRW transaction, we acquired eight apartment properties in various stages of development. Prior to the acquisition, we were not engaged in significant development and construction projects.

     We intend to actively pursue development and construction of multifamily apartment communities, including those acquired in the TCRW transaction. There can be no assurance that we will complete development of these properties or any other development project that we may undertake. As a general matter, property development and construction projects typically have a higher, and sometimes substantially higher, level of risk than the acquisition of existing properties. Risks associated with our development and construction activities may include the following:

     o  development opportunities may be abandoned

     o construction costs of multifamily apartment communities may exceed original estimates, possibly making the communities uneconomical

     o occupancy rates and rents at newly completed communities may not be sufficient to make the communities profitable

     o financing for the construction and development of projects may not be available on favorable terms or at all

     o  construction and lease-up may not be completed on schedule

     o expenses of operating a completed community may be higher than anticipated

In addition, development and construction activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management's time and attention. Development and construction activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations.

       We also intend to continue to acquire multifamily apartment communities. Acquisitions of multifamily apartment communities entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment. In that regard, we acquired the TCRW properties on an "as is" basis. "As is" means the sellers did not warrant the properties. Likewise, due to the competitive nature of the bidding process for the TCRW properties, we performed a more limited investigation of the TCRW properties prior to acquiring them. Both these factors increased the risks associated with acquiring the TCRW properties.

       We anticipate that future developments and acquisitions will be financed, in whole or in part, under various construction loans, lines of credit, other forms of secured or unsecured financing or through the issuance of additional equity by us. We expect periodically to review our financing options regarding the appropriate mix of debt and equity financing. Equity, rather than debt, financing of future developments or acquisitions could have a dilutive effect on the interests of our existing shareholders. Similarly, there are certain risks involved with financing future developments and acquisitions with debt, including those described below under "-- Real Estate Financing Risks." In addition, if new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for such properties may not be available or may be available only on disadvantageous terms or that the cash flow from new properties will be insufficient to cover debt service. If a newly developed or acquired property is unsuccessful, our losses may exceed our investment in the property. Any of the foregoing could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt.

Inability to Implement Growth Strategy; Potential Failure to Identify, Acquire or Integrate New Acquisitions

       Pursuant to the TCRW transaction, we acquired 17 completed apartment communities aggregating 4,786 units and eight development properties aggregating approximately 2,445 units. This significant increase in the size of our operations after the acquisitions has substantially increased the demands placed upon our management, including demands resulting from the need to integrate the accounting systems, management information systems and other operations of TCRW with ours. Likewise, we added approximately 600 persons previously employed by TCRW and its affiliates, which has also significantly increased demands upon our management. Failure to effectively integrate the acquired properties' operations and employees with ours could have an adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt.

       A substantial portion of our growth over the last several years has been attributable to acquisitions. Further, a principal component of our strategy is to continue to grow in a controlled manner in both existing and new markets by acquiring and developing new properties. Our future growth will be dependent upon a number of factors, including our ability to identify acceptable properties for acquisition and development, complete acquisitions and developments on favorable terms, successfully integrate acquired and newly developed properties, and obtain financing to support expansion. There can be no assurance that we will be successful in implementing our growth strategy, that growth will continue at historical levels or at all, or that any expansion will improve operating results. The failure to identify, acquire and integrate new properties effectively could have a material adverse affect on us and our ability to make distributions to you and to pay amounts due on our debt.

Restrictions on the Operations of the Operating Company

       A substantial portion of the properties acquired in the TCRW transaction are held by BRE Property Investors LLC, which is referred to in this prospectus as the "Operating Company." We are the sole managing member of the Operating Company and, as of September 30, 1997, held approximately a 70% equity interest in the Operating Company. The remaining equity interests in the Operating Company are held by the selling shareholders as non-managing members.

       Under the terms of the limited liability company agreement governing the operations of the Operating Company (the "LLC Agreement"), the Operating Company is required to maintain certain debt service coverage, debt-to-asset and other financial ratios intended to protect the members' rights to receive distributions. In addition, with respect to certain tax-exempt financing for certain completed properties, the Operating Company is restricted from repaying its debt or taking certain other specified action which could have adverse tax consequences for the members. Further, we, as the managing member, are restricted from taking certain other specified actions -- either absolutely or without the consent of a majority in interest of the non-managing members (or of the non-managing members affected thereby) -- including, but not limited to, any actions:

     o that would make it impossible to carry out the business of the Operating Company

     o that would subject a non-managing member to liability as a managing member

     o that would cause the Operating Company to institute bankruptcy proceedings or confess a judgment

     o that would prohibit or restrict a member from exercising its rights to exchange units in the Operating Company for BRE common stock

Any such requirement to maintain financial ratios and any such restrictions on the actions of the Operating Company and its managing member could have a material adverse affect on us and our ability to make distributions to you and to pay amounts due on our debt.

     Further, under the terms of the LLC Agreement, the Operating Company may not, without the consent of a majority in interest of the non-managing members,
(i) dispose of any of the properties held by the Operating Company in a taxable sale or exchange prior to respective dates which are specified in the LLC Agreement for each of the properties, ranging from one to ten years from November 18, 1997, or (ii) dissolve the Operating Company other than in certain limited circumstances specified in the LLC Agreement, such as a sale of all or substantially all of our assets, or any merger, consolidation or other combination by us with or into another person, or reclassification, recapitalization or change of our outstanding equity interests. These restrictions on our ability to dispose of a significant portion of our properties and to dissolve the Operating Company, even when such a disposition or dissolution of the Operating Company would be in our best interest, could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt.

     The Operating Company also must distribute all Available Cash (as defined in the LLC Agreement) on a quarterly basis: first, to members (other than us) until each member has received, cumulatively on a per Operating Company unit basis, distributions equal to the cumulative dividends declared with respect to one share of BRE common stock over the corresponding period (subject to adjustment from time to time as applicable to account for stock dividends, stock splits and similar transactions affecting BRE common stock) (the "Priority Distribution"); and second, the balance to us.

     If the Operating Company's Available Cash in any quarterly period is insufficient to permit distribution of the full amount of the Priority Distribution for that quarter, we are required to make a capital contribution to the Operating Company in an amount equal to the lesser of (i) the amount necessary to permit the full Priority Distribution or (ii) an amount equal to the sum of any capital expenditures made by the Operating Company plus the sum of any payments made by the Operating Company on account of any loans to or investments in, or any guarantees of the obligations of, BRE or our affiliates for that quarterly period.

     In addition, we may not be removed as the managing member of the Operating Company by the non-managing members, with or without cause, other than with our consent. We may not voluntarily withdraw from the Operating Company or transfer all or any portion of our interest in the Operating Company without the consent of all of the non-managing members, except in certain limited circumstances, such as a sale of all or substantially all of our assets, or any merger, consolidation or other combination by us with or into another person, or any reclassification, recapitalization or change of our outstanding equity interests. Such restrictions on our withdrawal as the managing member of the Operating Company, and on our ability to transfer our interest in the Operating Company, could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt.

Uninsured and Underinsured Losses; Limited Insurance Coverage

     We carry comprehensive liability, fire, extended coverage and rental loss insurance with respect to our properties with certain policy specifications, limits and deductibles. While we currently carry flood and earthquake insurance for our properties with an aggregate annual limit of $200 million, subject to substantial deductibles, no assurance can be given that such coverage will be available on acceptable terms or at an acceptable cost, or at all, in the future, or if obtained, that the limits of those policies will cover the full cost of repair or replacement of covered properties. In addition, there may be certain extraordinary losses (such as those resulting from civil unrest) that are not generally insured (or fully insured against) because they are either uninsurable or not economically insurable. Should an uninsured or underinsured loss occur to a property, we could be required to use our own funds for restoration or lose all or part of our investment in, and anticipated revenues from, the property and would continue to be obligated on any mortgage indebtedness on the property. Any such loss could have a material adverse effect on us and our ability to make distributions to you and pay amounts due on our debt.

Survey Exceptions to Certain Title Insurance Policies May Result in Incomplete Coverage in the Event of a Claim

     We did not obtain updated surveys when we acquired the TCRW properties because we believe that prior owners of the TCRW properties in the past obtained surveys of these properties. Because updated surveys of the properties acquired in the TCRW transaction were not obtained, the title insurance policies obtained by us for those properties contain exceptions for matters which an updated survey might have disclosed. Such matters might include such things as boundary encroachments, unrecorded easements or similar matters which would have been reflected on a survey. Moreover, because no updated surveys were prepared for these properties, there can be no assurance that the title insurance policies in fact cover the entirety of the real property, buildings, fixtures, and improvements which we believe they cover, any of which could have a material adverse effect on us.

Adverse Changes in Laws May Affect Our Potential Liability Relating to the Properties and Our Operations

     Increases in real estate taxes and income, service and transfer taxes cannot always be passed through to residents or users in the form of higher rents, and may adversely affect our cash available for distribution and our ability to make distributions to you and to pay amounts due on our debt. Similarly, changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions, as well as changes in laws affecting development, construction and safety requirements, may result in significant unanticipated expenditures, which could have a material adverse effect on us and our ability to make distributions to you and pay amounts due on our debt. In addition, future enactment of rent control or rent stabilization laws or other laws regulating multifamily housing may reduce rental revenues or increase operating costs.

Potential Effect on Costs and Investment Strategy From Compliance With Laws Benefiting Disabled Persons

     A number of federal, state and local laws (including the Americans with Disabilities Act) and regulations exist that may require modifications to existing buildings or restrict certain renovations by requiring improved access to such buildings by disabled persons and may require other structural features which add to the cost of buildings under construction. Legislation or regulations adopted in the future may impose further burdens or restrictions on us with respect to improved access by disabled persons. The costs of compliance with these laws and regulations may be substantial, and limits or restrictions on construction or completion of certain renovations may limit implementation of our investment strategy in certain instances or reduce overall returns on our investments, which could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt. We review our properties periodically to determine the level of compliance and, if necessary, take appropriate action to bring such properties into compliance. We believe, based on property reviews to date, that the costs of such compliance should not have a material adverse effect on us. Such conclusions are based upon currently available information and data, and no assurance can be given that further review and analysis of our properties, or future legal interpretations or legislative changes, will not significantly increase the costs of compliance.

Liabilities Assumed in the TCRW Transaction May Exceed Expectations

     In the TCRW transaction, we (1) acquired the TCRW properties either by acquiring title to the properties and related assets (plus assumption of associated contractual obligations of the contributing parties) or, as to certain TCRW properties, by acquiring all of the ownership interests in the partnerships or limited liability companies which held such properties, and (2) assumed certain specified loans secured by the TCRW properties. Under the terms of the transaction, we have not expressly agreed to assume any liabilities other than the assumed loans and the contractual obligations, warranties and guarantees referenced above. However, as a matter of law, we automatically assumed all of the liabilities (known, unknown or contingent) of the partnerships and limited liability companies whose ownership interests were acquired by us, potentially including liabilities unrelated to the properties conveyed pursuant to such transfer. Moreover, even in cases where title to the properties and related assets (rather than ownership interests therein) were acquired by us, the legal doctrine of successor liability may give creditors of and claimants against the prior owners the right to hold us responsible for liabilities which arose with respect to such properties prior to their acquisition by us, whether or not such liabilities were expressly assumed by us under the terms of the transaction.

     As a result of the foregoing, there can be no assurance that we will not be subject to liabilities and claims relating to the TCRW properties arising from events which occurred or circumstances which existed prior to our acquisition of those properties, which could have a material adverse effect on us and our ability to make distributions to you and pay amounts due on our debt. In that regard, the terms of the TCRW transaction do not provide for us to be indemnified against such liabilities and claims.

Limited Indemnification in the Event of Claims or Liabilities Arising out of the TCRW Transaction

     We acquired the TCRW properties on an "as is" basis, meaning that the properties were acquired without warranty from the sellers. As a result, we have no recourse against the sellers for matters relating to the properties or the transaction, except to the limited extent described below.

     The terms of the TCRW transaction provide us with only limited indemnification with respect to claims or liabilities that might arise out of the transaction or actions taken by the sellers before the closing. Specifically, certain Trammell Crow Residential entities and related parties (the "TCRW Parties") have agreed to indemnify us and our affiliates only against claims arising out of:

     o any inaccuracy in the investment representations of any TCRW Party or certain representations about employment matters, or any failure of a TCRW Party to comply with any agreement with respect thereto

     o any breach by a TCR Party of its fiduciary duties (including duties of disclosure) to any other person in connection with the transaction

     o any document filed by or on behalf of a TCRW Party or any affiliate with a governmental agency or prepared or distributed in connection with the transaction (including any document distributed in connection with the solicitation of consents by the TCRW Parties for the TCRW transaction) (provided, however, that the foregoing does not apply to the information supplied by us or the Operating Company in writing specifically for inclusion or incorporation by reference in any such document or to any document prepared or filed by us or the Operating Company)

We have no recourse against the TCRW Parties with respect to any claims which are not within the specific coverage of the indemnity provisions.

     In addition, in the event we are entitled to indemnification, the terms of the TCRW transaction significantly limit the amount which we would be entitled to recover. Specifically, our sole recourse under a claim for indemnity is the right to reduce the number of Development OC Units (as defined below) which we might otherwise be required to deliver in connection with the TCRW transaction. A maximum of up to 627,594 Development OC Units are issuable. For purposes of determining the reduction in the number of Development OC Units in the event of a claim for indemnity, the Development OC Units will be deemed to have a value equal to the average of the closing prices of a share of BRE common stock on the New York Stock Exchange for the fifteen consecutive trading days concluding on the fifth trading day preceding the day of the reduction. The TCRW Parties' indemnification obligations (and such obligations of us and the Operating Company, as described below) are limited, in the aggregate, to an amount which, as of any date, if obtained by multiplying the number of Development OC Units which have not been distributed by the lower of (i) $26.93 or (ii) the average of the closing prices of a share of BRE common stock on the New York Stock Exchange for the fifteen consecutive trading days concluding on the fifth trading day preceding such date.

     The "Development OC Units" are equity interests in the Operating Company which will be issued to the TCRW Parties if certain completion schedule and budget objectives are met for the Development Properties. We currently anticipate that all of the Development OC Units will either be awarded or will become ineligible for award by the end of 1999. Accordingly, there can be no assurance that the amount of any claim for indemnity will be made at a time when a sufficient amount or any of Development OC Units remain available for set-off or that, even if the full number of Development OC Units is available, that the value of those units will be sufficient to fully cover the claim for indemnity. The Development OC Units, if issued, are exchangeable into shares of BRE common stock in the same manner as the units of the Operating Company discussed in this prospectus.

     There can be no assurance that we will not be confronted in the future with claims by third parties relating to the TCRW transaction or to the activities of the TCRW Parties or the operations of the TCRW properties and matters related thereto prior to the closing of the transaction. Likewise, there can be no assurance that the properties acquired in the TCRW transaction will meet our expectations. Accordingly, the limited scope of the indemnification could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt. See "-- Risks of Assumed Liabilities," above.

     We and the Operating Company have also provided a limited indemnity to the TCRW Parties. We and the Operating Company have agreed to indemnify the TCRW Parties and their affiliates against claims arising out of (i) any inaccuracy in certain representations made by us about the registration rights we have agreed to provide to TCRW Parties who become BRE shareholders or unitholders of the Operating Company, or any failure by us to fulfill our obligations under terms of the transaction, and (ii) any material misstatement or omission in the information statement provided to the TCRW Parties with respect to us. Our indemnification obligations are limited to an amount equal to the value of the remaining Development OC Units outstanding from time to time, calculated in the same manner as the limit upon our indemnification obligations. Notwithstanding the limit upon our indemnification obligations, if claims within the coverage of the indemnity provisions were brought against us, we could be required to incur costs in defending against or satisfying the claims, which could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt.

Potential Litigation Related to the TCRW Transaction

     Over the last several years, business reorganizations involving the conversion of partnerships into REITs, the combination of several partnerships into a single entity and the combination of multiple REITs into a single REIT have given rise to investor lawsuits. If any lawsuits were filed in connection with the TCRW transaction, whether by any of the TCRW Parties or other persons, such lawsuits could require us to incur costs of defending such lawsuits or result in claims or liabilities against us, any of which could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt.

RISKS DUE TO REAL ESTATE FINANCING

Potential Inability to Renew, Repay or Refinance Our Debt Financing

     We are subject to the normal risks associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest, the risk that indebtedness on our properties, or unsecured indebtedness, will not be able to be renewed, repaid or refinanced when due or that the terms of any renewal or refinancing will not be as favorable as the terms of such indebtedness. If we were unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of the properties on disadvantageous terms, which might result in losses to us. Such losses could have a material adverse effect on us and our ability to make distributions to you and pay amounts due on our debt. Furthermore, if a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of our revenues and asset value. Foreclosures could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements of the Code.

Increase in Cost of Indebtedness Due to Rising Interest Rates

     We have incurred and expect in the future to incur indebtedness which bears interest at a variable rate. Accordingly, increases in interest rates would increase our interest costs (to the extent that the related indebtedness was not protected by interest rate protection arrangements), which could have a material adverse effect on us and our ability to make distributions to you or cause us to be in default under certain debt instruments (including our debt). In addition, an increase in market interest rates may lead holders of our common shares to demand a higher yield on their shares from distributions by us, which could adversely affect the market price for BRE common stock.

Potential Incurrence of Additional Debt and Related Debt Service

     We currently fund acquisition opportunities partially through borrowings (including our lines of credit) as well as from other sources such as sales of non-core properties. Our organizational documents do not contain any limitation on the amount of indebtedness that we may incur. Accordingly, subject to limitations on indebtedness set forth in various loan agreements, we could become more highly leveraged, resulting in an increase in debt service, which could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt and in an increased risk of default on our obligations.

Restrictive Terms of Certain Indebtedness May Cause Acceleration of Debt
Payments

     At September 30, 1998, we had outstanding borrowings of $73 million under two loan agreements with one lender which, among other things, (1) contain a covenant which requires us to maintain our investment grade rating for our long-term unsecured debt and (2) define "events of default" to include the acquisition by any person of either (x) 20% or more of our outstanding shares or securities (or other securities convertible into such securities) or (y) 10% or more of our outstanding shares or securities (or other securities convertible into such securities) if such acquisition results in any change of our board of directors or any change in our management or any of our assets. In the event that we fail to maintain an investment grade rating for our long-term unsecured debt or if such an event of default occurs, the lender may declare all borrowings under such loan agreements to be due and payable immediately, which could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt.

POTENTIAL LIABILITY UNDER ENVIRONMENTAL LAWS

     Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances in, on, around or under such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of, or failure to remediate properly, such substances may adversely affect the owner's or operator's ability to sell or rent the affected property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may also seek recovery from owners or operators of real properties for personal injury associated with asbestos-containing materials and other hazardous or toxic substances. The operation and subsequent removal of certain underground storage tanks are also regulated by federal and state laws. In connection with the current or former ownership (direct or indirect), operation, management, development and/or control of real properties, we may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines, and claims for injuries to persons and property.

     Our current policy is to obtain a Phase I environmental study on each property we seek to acquire and to proceed accordingly. No assurance can be given, however, that the Phase I environmental studies or other environmental studies undertaken with respect to any of our current or future properties will reveal all or the full extent of potential environmental liabilities, that any prior owner or operator of a property did not create any material environmental condition unknown to us, that a material environmental condition does not otherwise exist as to any one or more of such properties or that environmental matters will not have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt. We currently carry no insurance for environmental liabilities.

     Certain environmental laws impose liability on a previous owner of property to the extent that hazardous or toxic substances were present during the prior ownership period. A transfer of the property does not relieve an owner of such liability. Thus, we may have liability with respect to properties previously sold by us or our predecessors.

RISKS OF THIRD PARTY MANAGEMENT BUSINESS

Possible Termination of Management Contracts.

     As part of the TCRW transaction, we also acquired TCRW's third-party management contracts. This business is conducted by two of our subsidiaries (collectively, the "Management Company").

     Risks associated with the management of properties owned by third parties include the risk that the management contracts (which are generally cancelable upon a sale of property or, in many cases, upon 30 days' notice) will be terminated by the property owner or will be lost in connection with a sale of such property, that contracts may not be renewed upon expiration or may not be renewed on terms consistent with current terms and that the rental revenues upon which management fees are based will decline as a result of general real estate market conditions or market factors affecting specific properties, resulting in decreased management fee income. As a result, there can be no assurance that the Management Company will perform in accordance with our expectations.

Possible Adverse Consequences of REIT Status on the Business of the Management Company.

     Certain requirements for REIT qualifications may in the future limit our ability to increase third party management operations conducted and related services offered by the Management Company without jeopardizing our qualification as a REIT. See "Federal Income Tax Considerations--Third Party Management Income."

RANKING OF SECURITIES AND SUBORDINATION OF CLAIMS

     A significant portion of our operations is conducted through our subsidiaries, including the Operating Company. Our cash flow and the consequent ability to make distributions and other payments on our equity securities and to service our debt, will be partially dependent upon the earnings of such subsidiaries and the distribution of those earnings to us, or upon loans or other payments of funds made by such subsidiaries to us. In addition, debt or other arrangements of our subsidiaries may impose restrictions that affect, among other things, our subsidiaries' ability to pay dividends or make other distributions or loans to us.

     Likewise, a substantial portion of our consolidated assets are owned by our subsidiaries, effectively subordinating certain unsecured indebtedness of BRE to all existing and future liabilities, including indebtedness, trade payables, lease obligations and guarantees of our subsidiaries. The Operating Company has guaranteed amounts due under our $400 million bank credit facility (the "Credit Facility") with a syndicate of banks. Likewise, any other of our subsidiaries with assets or net income which, when multiplied by our effective percentage ownership interest in such subsidiary exceeds $30 million or 5% of our consolidated net income, respectively, is required to guarantee the repayment of borrowings under the Credit Facility. The Operating Company and other of our subsidiaries may also, from time to time, guarantee other of our indebtedness. Therefore, our rights and rights of our creditors, including the holders of other unsecured indebtedness, to participate in the assets of any subsidiary upon the latter's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary, in which case our claims would still be effectively subordinate to any security interests in or mortgages or other liens on the assets of such subsidiary and would be subordinate to any indebtedness of such subsidiary senior to that held by us.

PROVISIONS WHICH COULD LIMIT A CHANGE IN CONTROL OR DETER A TAKEOVER

     In order to maintain our qualification as a REIT, not more than 50% in value of our outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities). In order to protect us against risk of losing our status as a REIT due to a concentration of ownership among our shareholders, our articles of incorporation provide, among other things, that if the Board of Directors determines, in good faith, that direct or indirect ownership of BRE common stock has or may become concentrated to an extent that would prevent us from qualifying as a REIT, the Board of Directors may prevent the transfer of BRE common stock or call for redemption (by lot or other means affecting one or more shareholders selected in the sole discretion of the Board of Directors) of a number of shares of BRE common stock sufficient in the opinion of the Board of Directors to maintain or bring the direct or indirect ownership of BRE common stock into conformity with the requirements for maintaining REIT status. These limitations may have the effect of precluding acquisition of control of us by a third party without consent of the Board of Directors.

     In addition, certain other provisions contained in our articles of incorporation and bylaws, as well as our shareholder rights plan, may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control. For example, such provisions may
(i) deter tender offers for BRE common stock which offers may be attractive to the shareholders, or (ii) deter purchases of large blocks of BRE common stock, thereby limiting the opportunity for shareholders to receive a premium for their shares of BRE common stock over then-prevailing market prices.

TAX RISKS

Tax Liabilities as a Consequence of Failure to Qualify as a REIT

     Although management believes that we are organized and are operating so as to qualify as a REIT under the Code, no assurance can be given that we have in fact operated or will be able to continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and the determination of various factual matters and circumstances not entirely within our control. For example, in order to qualify as a REIT, at least 95% of our taxable gross income in any year must be derived from qualifying sources and we must make distributions to shareholders aggregating annually at least 95% of our REIT taxable income (excluding net capital gains). Thus, to the extent Third Party Management Income represents more than 5% of our gross income in any taxable year, we will not satisfy the 95% income test and may fail to qualify as a REIT, unless certain relief provisions apply, and, even if those relief provisions apply, a tax would be imposed with respect to excess net income, any of which could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt. Additionally, to the extent the Operating Company or certain other subsidiaries are determined to be taxable as a corporation, we would not qualify as a REIT, which could have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt. Finally, no assurance can be given that new legislation, new regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

     If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at corporate rates, which would likely have a material adverse effect on us and our ability to make distributions to you and to pay amounts due on our debt. In addition, unless entitled to relief under certain statutory provisions, we would also be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce funds available for investment or distributions to you because of the additional tax liability to us for the year or years involved. In addition, we would no longer be required to make distributions to you. To the extent that distributions to you would have been made in anticipation of qualifying as a REIT, we might be required to borrow funds or to liquidate certain investments to pay the applicable tax.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of BRE common stock by the selling shareholders.

                        DESCRIPTION OF EXCHANGE OF UNITS

     The selling shareholders currently own 2,841,183 units of limited liability company interest in the Operating Company or Blue Ravine Investors, LLC ("Blue Ravine"). These units were issued to the selling shareholders in the TCRW transaction. Pursuant to the terms of the transaction, up to 610,998 additional units may be issued in the future to the selling shareholders named in this prospectus, or to additional selling shareholders to be named in supplements to the prospectus, upon the achievement of certain performance, employment or other conditions to issuance. It is anticipated that, on or after November 18, 1998, Blue Ravine will be merged into the Operating Company, whereupon all outstanding units of Blue Ravine will become units of the Operating Company.

     We are the sole managing member of the Operating Company and Blue
Ravine Investors, LLC and as of September 30, 1998 we own approximately 70% and 88% of the outstanding units of limited liability company interest in these entities respectively. All other outstanding units are owned by the selling shareholders. Beginning November 18, 1998, each selling shareholder may require us to exchange some or all of the units which it owns for cash or, at our election, shares of BRE common stock at the rate of one share of common stock for each unit exchanged. (This rate of exchange may be adjusted in the future to take into account stock splits, stock dividends or other similar events.) If we elect to exchange units for cash, the amount of cash we will pay for each unit will be equal to the market value at the time of the exchange of the shares of common stock that we could otherwise deliver in satisfaction of the exchange rights.

     All of the terms and conditions governing the exchange of units are set forth in the LLC Agreement, with respect to units of the Operating Company, and a substantially similar agreement with respect to units of Blue Ravine. These include, for example, that in order to exchange units, the unitholder must deliver a written notice to us. The unitholder must also provide certain affidavits and representations. In particular, the unitholder must certify as to its aggregate ownership of BRE common stock because of the limitations on aggregate share ownership in a REIT, and shares received by the unitholder may be restricted due to limitations on ownership by REIT shareholders, or because of other restrictions under our Articles of Incorporation and Bylaws or under state and federal securities laws. Each unitholder has also agreed to provide any other documentation that we may reasonably require to effect the exchange.

                              REGISTRATION RIGHTS

     The registration of the shares of BRE common stock pursuant to the registration statement of which this prospectus is a part will satisfy our obligations under the terms of the Registration Rights Agreement dated November 18, 1997, which we entered into in connection with the TCRW transaction. Under this agreement, we are obligated to cause to be filed a registration statement under Rule 415 of the Securities Act covering the sale by the selling shareholders of all shares of common stock which the selling shareholders may acquire in exchange for their units. We are also obligated to use our best efforts to cause the registration statement to be declared effective by the SEC as soon as practicable after filing and to use our reasonable efforts to keep the registration statement continuously effective until the earlier of (1) such time as Form S-3 is not available for registration of the shares (2) the last to occur of (a) the tenth anniversary of effectiveness of the registration statement or (b) the first date upon which at least ten percent of the units are no longer outstanding. However, we are not required to keep the registration statement in effect with respect to shares of common stock acquired by the selling shareholders in exchange for their units which have become eligible for sale in accordance with certain specified provisions of Rule 144 under the Securities Act and in certain other circumstances where events have occurred which may cause the registration statement to fail to comply with applicable disclosure requirements.

     Pursuant to the Registration Rights Agreement, we have also agreed, among other things:

     o  to provide copies of this prospectus to the selling shareholders

     o to register or qualify the shares in each jurisdiction as any selling shareholder may reasonably request

     o  to cause the shares to be listed on the New York Stock Exchange

     o to pay all expenses incurred in connection with this prospectus and the registration of the shares

     o to indemnify the selling shareholders and their affiliates and control persons from all losses, damages, costs and expenses arising under the securities laws in connection with the registration statement or this prospectus, subject to certain limitations

     Each selling shareholder has agreed,

     o to provide information to us in a timely manner in connection with the preparation of this prospectus and the registration statement of which this prospectus is a part

     o to pay expenses incurred by them in connection with the exchange of their units and sale of their shares

     o to indemnify BRE and its affiliates and control persons from all losses, damages, costs and expenses arising under the securities laws insofar as they relate to written information furnished to BRE by the selling shareholders for use in the registration statement or this prospectus

We are registering the offer and sale of these shares pursuant to our obligation under the Registration Rights Agreement. However, the registration of the shares does not necessarily mean that all of the shares will be issued by us in satisfaction of the selling shareholders' exchange rights or that any of the shares will be offered or sold by the selling shareholders.

                             SELLING SHAREHOLDERS

     The following table lists the selling shareholders who may sell BRE common stock with this prospectus. For the purposes of this prospectus, we have assumed that each selling shareholder will exchange all of its units for the equivalent number of shares of BRE common stock, and that all of those shares will be sold. As of September 15, 1998, no selling shareholder owns more than 1% of the total number of shares of BRE common stock outstanding. If necessary we will include other required information about any of the selling shareholders in a prospectus supplement.

                                                                                   UNITS OWNED THAT MAY
                                                         SHARES OF COMMON            BE EXCHANGED FOR      NUMBER OF SHARES OF
                                                           STOCK OWNED                 COMMON STOCK        COMMON STOCK OWNED
                                                        BENEFICIALLY AS OF          AFTER NOVEMBER 18,     BENEFICIALLY AFTER
      SELLING SHAREHOLDERS                              SEPTEMBER 15, 1998                 1998               THE OFFERING
-------------------------------------------------------------------------------------------------------------------------------
Kevin A. Baldridge                                          3,000(1)                      53,300                      3,000
-------------------------------------------------------------------------------------------------------------------------------

Clifford A. Breining                                            1                         39,302                          1
-------------------------------------------------------------------------------------------------------------------------------

CFP Residential, L.P.                                           0                        311,973(2)                       0
-------------------------------------------------------------------------------------------------------------------------------

Harlan R. Crow                                                  0                            120(3)                       0
-------------------------------------------------------------------------------------------------------------------------------

Trammell S. Crow                                                0                          1,394                          0
-------------------------------------------------------------------------------------------------------------------------------

Crow Residential Realty Investors, L.P.                         0                            371(4)                       0
-------------------------------------------------------------------------------------------------------------------------------

Crow-Western #402-Vallejo II Limited                            0                          1,560(5)                       0
 Partnership
-------------------------------------------------------------------------------------------------------------------------------

Jeffrey A. Duke                                             3,001(6)                      57,383                      3,001
-------------------------------------------------------------------------------------------------------------------------------

Patrick W. Dukes                                                0                        112,170(7)                       0
-------------------------------------------------------------------------------------------------------------------------------

David J. Elwell                                                 0                          7,675                          0
-------------------------------------------------------------------------------------------------------------------------------

E. Garth Erdossy                                            3,001(8)                      71,242                      3,001
-------------------------------------------------------------------------------------------------------------------------------

Max L. Gardner                                                  0                          2,423                          0
-------------------------------------------------------------------------------------------------------------------------------

V. Jay Hiemenz                                              3,000(9)                      54,057                      3,000
-------------------------------------------------------------------------------------------------------------------------------

Robert M. Hutt                                              3,001(10)                     62,362                      3,001
-------------------------------------------------------------------------------------------------------------------------------

The Northwestern Mutual Life Insurance                    175,000(11)                    445,262                    175,000
 Company
-------------------------------------------------------------------------------------------------------------------------------

Randy J. Pace                                                   0                         67,525                          0
-------------------------------------------------------------------------------------------------------------------------------

RCS Development Corporation                                     0                         19,340(12)                      0
-------------------------------------------------------------------------------------------------------------------------------

Salomon Brothers Real Estate                                    0                         22,280                          0
 Development Corp.
-------------------------------------------------------------------------------------------------------------------------------

Robert C. Speicher                                              0                         33,142(13)                      0
-------------------------------------------------------------------------------------------------------------------------------

Robert C. Talbott                                           3,000(14)                     51,651                      3,000
-------------------------------------------------------------------------------------------------------------------------------

Thomas Teague                                                   0                          5,366                          0
-------------------------------------------------------------------------------------------------------------------------------


                                                                                   UNITS OWNED THAT MAY
                                                         SHARES OF COMMON            BE EXCHANGED FOR      NUMBER OF SHARES OF
                                                           STOCK OWNED                 COMMON STOCK        COMMON STOCK OWNED
                                                        BENEFICIALLY AS OF          AFTER NOVEMBER 18,     BENEFICIALLY AFTER
      SELLING SHAREHOLDERS                              SEPTEMBER 15, 1998                 1998               THE OFFERING
-------------------------------------------------------------------------------------------------------------------------------
TCF Residential Partnership Ltd.                                0                        196,336(15)                      0
-------------------------------------------------------------------------------------------------------------------------------

J. Ronald Terwilliger                                       8,000(16)                    489,462(17)                  8,000
-------------------------------------------------------------------------------------------------------------------------------

J. Ronald Terwilliger Grantor Trust                             0                            371(18)                      0
-------------------------------------------------------------------------------------------------------------------------------

William W. Thompson                                             0                         61,944                          0
-------------------------------------------------------------------------------------------------------------------------------

Trammell Crow Residential Company(19)                           0                          1,907                          0
-------------------------------------------------------------------------------------------------------------------------------

Bruce C. Ward                                               5,000(20)                    518,475                      5,000
-------------------------------------------------------------------------------------------------------------------------------

Leonard W. Wood                                                 0                        152,194                          0
 Family Limited Partnership
-------------------------------------------------------------------------------------------------------------------------------

Ronald A. Yoda                                                  0                            596                          0
-------------------------------------------------------------------------------------------------------------------------------
Other Selling Shareholders(21)                                  0                        610,998                          0
-------------------------------------------------------------------------------------------------------------------------------

(1) Includes options to purchase 3,000 shares of BRE common stock. Mr. Baldridge is a Vice President of BRE Properties, Inc. and the President of Alliance Property Management Company, an affiliate of BRE Properties, Inc.

(2) Units are beneficially owned by the general partner of the partnership. Crow Family, Inc. is the general partner of this unitholder. The Chief Executive Officer of Crow Family, Inc. is Harlan R. Crow.

(3) Does not include: (i) 311,973 units owned by CFP Residential, L.P.; (ii) 371 units owned by Crow Residential Realty Investors, L.P.; (iii) 1,560 units owned by Crow-Western #402-Vallejo II Limited Partnership; (iv) 196,336 units owned by TCF Residential Partnership Ltd.; and (v) 1,097 units owned by Trammell Crow Residential Company.
(4) Units are beneficially owned by the general partner of the partnership. Crow Family, Inc. is the general partner of this unitholder. The Chief Executive Officer of Crow Family, Inc. is Harlan R. Crow.

(5)  Units are beneficially owned by the general partner of the partnership.
     TCF Residential Partnership, Ltd. is the general partner of this unitholder. Mill Spring Holdings, Inc. is the general partner of TCF Residential Partnership, Ltd. The Chief Executive Officer of Mill Spring Holdings, Inc. is Harlan R. Crow.
(6) Includes options to purchase 3,000 shares of BRE common stock. Mr. Duke is a Vice President of BRE Properties, Inc., and a Vice President of BRE Builders, Inc., an affiliate of BRE Properties, Inc.
(7)  Mr. Dukes is a Senior Vice President of BRE Properties, Inc.
(8) Includes options to purchase 3,000 shares of BRE common stock. Mr. Erdossy is a Vice President of BRE Properties, Inc. and a Vice President of BRE Builders, Inc., an affiliate of BRE Properties, Inc.
(9) Includes options to purchase 3,000 shares of BRE common stock. Mr. Hiemenz is a Vice President of BRE Properties, Inc.
(10) Includes options to purchase 3,000 shares of BRE common stock. Mr. Hutt is a Vice President of BRE Properties, Inc. and a Vice President of BRE Builders, Inc., an affiliate of BRE Properties, Inc.

(11) 45,000 of these shares are held in The Northwestern Mutual life Insurance Company Group Annuity Separate Account.

(12) Does not include 33,142 units beneficially owned by Robert C.
     Speicher.

(13) Does not include 19,340 units owned by RCS Development Corporation. Mr. Speicher is the President of RCS Development Corporation.
(14) Includes options to purchase 3,000 shares of BRE common stock. Mr. Talbott is a Vice President of BRE Properties, Inc.
(15) Units are benefically owned by the general partner of the partnership.
     Mill Spring Holdings, Inc. is the general partner of this unitholder. The Chief Executive Officer of Mill Spring Holdings, Inc. is Harlan R. Crow.

(16) Includes options to purchase 8,000 shares of BRE common stock. Mr. Terwilliger is a consultant to the Board of Directors of BRE Properties, Inc. and the President and a Director of Trammell Crow Residential Company.

(17) Does not include (i) 371 units owned by the J. Ronald Terwilliger Grantor Trust, of which Mr. Terwilliger is the sole trustee and (ii) 1,097 units owned by Trammell Crow Residential Company.

(18) Does not include (i) 489,462 units owned by J. Ronald Terwilliger, who is the sole trustee of the J. Ronald Terwilliger

     Grantor Trust and (ii) 1,097 units owned by Trammell Crow Residential Company.

(19) J. Ronald Terwilliger is the President and a Director, and Harlan R. Crow is a Director, of Trammell Crow Residential Company.
(20) Includes options to purchase 5,000 shares of BRE common stock. Mr. Ward is an Executive Vice President of BRE Properties, Inc. and the President of BRE Builders, Inc., an affiliate of BRE Properties, Inc.
(21) Represents selling shareholders who may be named in supplements to this prospectus. These selling shareholders may receive units exchangeable for BRE common stock upon the achievement of certain performances, employment or other conditions to issuance.


                          DESCRIPTION OF COMMON STOCK

COMMON STOCK

     The following statements are brief summaries of certain provisions of our Articles of Incorporation and Bylaws. For more detail you should refer to the Articles of Incorporation and Bylaws which have been filed as exhibits either to the registration statement or to other reports incorporated by reference to this prospectus.

     NUMBER OF SHARES. The Articles of Incorporation authorize the issuance of up to 100,000,000 shares of common stock, par value $0.01 per share. As of September 30, 1998, there were 44,148,816 shares of common stock issued and outstanding. In addition, as of September 30, 1998, there were 3,223,957 shares of common stock reserved for issuance upon the exercise of options under BRE's stock option plans and 1,364,933 shares of common stock reserved for issuance under BRE's direct stock purchase and dividend reinvestment plan.

     EXCHANGE LISTING. BRE common stock is listed on the New York Stock Exchange under the symbol "BRE."

     TRANSFER AGENT AND REGISTRAR. ChaseMellon Shareholder Services L.L.C. is the transfer agent and registrar of BRE common stock.

     DIVIDEND AND OTHER RIGHTS. Subject to the preferences of any preferred stock that may be issued in the future, the holders of common stock are entitled to receive such dividends as may be declared by the Board of Directors. BRE common stock does not have preemptive or conversion rights.

     VOTING RIGHTS. Each shareholder is entitled to one vote for each share held. There are no cumulative voting rights. Shareholders are entitled to vote on all matters requiring shareholder approval under Maryland law and under our Articles and Bylaws.

PREFERRED STOCK

     The Board of Directors may, without the approval of BRE shareholders, authorize the issuance of one or more series of preferred stock up to an aggregate of ten million shares with such rights, restrictions and other terms as may be determined by the Board of Directors. The issuance of preferred stock, while providing flexibility in connection with possible financings, acquisitions and other corporate purposes, could adversely affect the voting powers and other rights and interests of holders of BRE common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to gain control of BRE and could have the effect of delaying or preventing an attempted takeover of BRE. As of September 30, 1998, no preferred stock was issued or outstanding.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

     Several provisions of the Articles and Bylaws may have the effect of deterring a takeover of BRE.

These provisions include:

     (1) the requirement that 70% of the outstanding shares of voting stock approve certain mergers, sales of assets or other business combinations with shareholders owning 10% or more of then outstanding voting shares, unless the transaction is recommended by a majority of the disinterested directors or meets certain fair price criteria,

     (2) a requirement that BRE directors may be removed by the shareholders only for "cause" and that vacancies in the Board of Directors may be filled only by action of the remaining directors,

     (3) the requirement that 70% of the outstanding shares of voting stock approve amendments to certain provisions of the Articles,

     (4) the classification of the Board of Directors into three classes serving staggered three-year terms,

     (5) a prohibition on certain stock repurchases by BRE from a holder of 5% or more of the outstanding voting shares for a price exceeding fair market value unless certain conditions are met, and

     (6) a requirement that shareholder action without a meeting be taken only by unanimous written consent.

     Maryland law imposes certain restrictions on business combinations with a greater than 10% shareholder unless a company's charter states that it has elected not to be governed by such provisions. We have made such an election in the Articles and therefore we are not subject to such provisions.

     Maryland law eliminates the voting rights of any shares of voting stock held by a person to the extent such shares exceed 20% of the outstanding voting stock of the company, and permits a company to redeem any such shares at the fair value of the stock, unless a company's charter states that it has elected not to be governed by such provisions. We have made such an election in the Articles and therefore we are not subject to such provisions.

SHAREHOLDER RIGHTS PLAN

     On August 14, 1989, BRE's Board of Directors declared a dividend distribution to shareholders of record on September 7, 1989 of one common share purchase right (a "Right") for each outstanding share of BRE common stock. Each Right entitled the holder to purchase from BRE one share of BRE common stock at a cash purchase price of $90.00 per share, subject to adjustment. Following BRE's stock dividend of one share of BRE common stock for each share outstanding in June 1996, such cash purchase price was adjusted to $45.00 per share, subject to adjustment. The terms of the Rights are set forth in the Rights Agreement dated as of August 14, 1989. The Rights are not exercisable until the Distribution Date referred to below and will expire at the close of business on September 7, 1999 (the "Final Expiration Date"), unless earlier redeemed by BRE.

     Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be issued with newly issued shares of BRE common stock and (ii) the Rights will be evidenced by the BRE common stock certificates and the transfer of BRE common stock certificates will also constitute the
transfer of the Rights associated with such common stock.   As soon as
practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the BRE common stock as of the close of business on the Distribution Date.

     The Rights will separate from BRE common stock and a Distribution Date will occur, in general, upon the earlier of (1) 10 days following a public announcement that a person (an "Acquiring Person") has acquired 32% or more of the outstanding BRE common stock (the "Stock Acquisition Date"), (2) 10 business days following the commencement of a tender or exchange offer for 40% or more of the outstanding BRE common stock or (3) 10 business days after the Board of Directors determines that a person has become an "Adverse Person" (as defined in the Rights Agreement).

     In the event that, among other things, (1) BRE survives a merger or business combination with an Acquiring Person or an Adverse Person without any exchange of its outstanding common stock for other securities, cash or property,
(2) any person becomes the owner of 40% or more of the then outstanding BRE common stock, (3) an Acquiring Person or an Adverse Person engages in one of a number of self-dealing transactions set forth in the Rights Agreement, or (4) during such time as there is an Acquiring Person or an Adverse Person, an event occurs which results in such person's ownership interest being increased by more than 1%, each Right will entitle the holder to receive, upon exercise, BRE common stock having a value equal to two times the exercise price of the Right. In the event that, at any time following the Stock Acquisition Date or the date on which the Board of Directors determines that a person is an Adverse Person,
(1) BRE is acquired in a merger or other business combination, (2) BRE survives a merger or business combination in which Common Stock is exchanged for other securities, cash or property or (3) 50% or more of BRE's assets or earning power is sold or transferred, each Right will entitle the holder to receive, upon exercise, common shares of the acquiring person having a value equal to two times the exercise price of the Right.

     In general, BRE may redeem the Rights in whole, but not in part, at a price of $.01 per Right, at any time until ten days following the earlier of the Stock Acquisition Date, the date on which a person is determined to be an Adverse Person or the Final Expiration Date.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire BRE without conditioning the offer on redemption of the Rights by the Board of Directors or on the acquisition by such person or group of a substantial number of Rights.


            RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK; REDEMPTION

     BRE's Articles of Incorporation provide that any shareholder must, upon demand, disclose to the Board of Directors in writing such information with respect to its direct and indirect ownership of BRE common stock as the Board of Directors deems necessary to permit us to comply (or to verify compliance) with the REIT provisions of the Code, and the regulations promulgated thereunder or the requirements of any other taxing authority. The Articles further provide that, if the Board of Directors in good faith determines that direct or indirect ownership of shares of BRE common stock has or may become concentrated to an extent that would prevent us from qualifying as a REIT (See the next section "Federal Income Tax Considerations"), the Board of Directors is authorized to prevent the transfer of stock or to call for redemption (by lot or by other means affecting one or more shareholders selected in the sole discretion of the Board of Directors) of a number of shares of stock sufficient in the opinion of the Board of Directors to maintain or bring the direct or indirect ownership of our stock into conformity with the requirements for maintaining REIT status. If common stock is called for redemption, the redemption price shall be:

     (1) the last reported sale price of the shares on the last business day prior to the redemption date on the principal national securities exchange on which the shares are listed or admitted to trading,

     (2) if the shares are not so listed or admitted to trading but are reported in the Nasdaq system, the last sale price on the last business day prior to the redemption date, or if there is no sale on such day then at the last bid price on such day as reported in the Nasdaq National Market,

     (3) if the shares are not so reported or listed or admitted to trading, the mean between the highest bid and lowest asked prices on such last business day as reported by the National Quotation Bureau

Incorporated or a similar organization selected by the Board of Directors for such purpose, or

     (4) if not determined by the foregoing methods, as determined in good faith by the Board of Directors. From and after the date fixed for redemption by the Board of Directors, the holder of any shares of stock so called for redemption will cease to be entitled to dividends, distributions, voting rights and other benefits with respect to such shares, excepting only the right to payment of the redemption price without interest.

     BRE's Bylaws provide that, whenever it is determined by the Board of Directors to be reasonably necessary to protect our REIT tax status, the Board of Directors may require a statement or affidavit from each holder or proposed transferee of shares of stock setting forth the number of shares already owned by such holder or transferee or any related person. The Bylaws further provide that if, in the opinion of the Board of Directors, which will be conclusive upon any proposed transferor or transferee of shares, any proposed transfer would jeopardize our status as a REIT under the Code, the Board of Directors may refuse to permit such transfer; that any attempt to transfer as to which the Board of Directors has refused its permission will be void and of no effect to transfer any legal or beneficial interest in the shares; and that all contracts for the sale or other transfer of shares are subject to these restrictions.

     These provisions may have the effect of preventing acquisition of control of BRE unless the Board of Directors determines that maintenance of REIT status is no longer in BRE's best interests.


                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a discussion of the material federal income tax considerations to BRE and its shareholders relating to BRE common stock and the treatment of BRE as a REIT. It is not intended to represent a detailed description of the federal income tax consequences applicable to a particular shareholder of BRE in view of a shareholder's particular circumstances, or to certain types of shareholders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws. The discussion in this section is based on current provisions of the Code, current and proposed Treasury Regulations, court decisions and other administrative rulings and interpretations, all of which are subject to change either prospectively or retroactively. There can be no assurance that any such change, future Code provision or other legal authority will not alter significantly the tax considerations described herein.

     EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OWN TAX ADVISOR, REGARDING THE SPECIFIC TAX CONSEQUENCES, IN VIEW OF SUCH PROSPECTIVE PURCHASER'S INDIVIDUAL CIRCUMSTANCES, OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL

     Effective as of its formation on May 22, 1970, BRE has elected to be taxed as a real estate investment trust under Code Sections 856 through 860. BRE believes that it is organized and is operating in such a manner as to qualify for taxation as a REIT under the Code. BRE intends to continue to operate in such a manner, but no assurance can be given that it will operate in a manner so as to qualify or remain qualified as a REIT.

     In the opinion of Paul, Hastings, Janofsky & Walker LLP, based on certain assumptions and representations, BRE was reorganized in Delaware in 1987 in conformity with the requirements for qualification as a "real estate investment trust" under the Code, BRE has qualified as a REIT for its fiscal year ended July 31, 1995, its short taxable year ended December 31, 1995, its taxable year ended December 31, 1996 and its taxable year ended December 31, 1997 (the years, to the best knowledge of counsel, that are still subject to audit by the Internal Revenue Service ("IRS")), and BRE is organized and operates in a manner that will enable it to qualify to be taxed as a REIT under the Code for its taxable year ending December 31, 1998 and thereafter provided BRE continues to meet the asset composition, source of income, shareholder diversification, distributions, record keeping, and other requirements of the Code necessary for BRE to qualify as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by BRE as to factual matters including, but not limited to, those set forth below in this discussion of "Federal Income Tax Considerations" and those concerning BRE's business and properties as set forth and incorporated by reference in this prospectus. Moreover, such qualification and taxation as a REIT depends upon BRE's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below the results of which will not be reviewed by Paul, Hastings, Janofsky & Walker LLP. Accordingly, no assurance can be given that the actual results of BRE's operations for any particular taxable year will satisfy such requirements. See "Failure to Qualify."

TAXATION OF BRE

     A REIT, such as BRE, generally will not be subject to federal corporate income tax on its taxable income that is currently distributed to its shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, BRE will be subject to federal income tax in several ways, including the following: First, BRE will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, BRE may be subject to the "alternative minimum tax." Third, if BRE has: (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income at the highest corporate rate. Fourth, if BRE has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% corporate level tax. Fifth, if BRE should fail to satisfy the 75% gross income test or the 95% gross income test (each discussed below) but has nonetheless maintained its qualification as a REIT by satisfying certain other requirements, it will be subject to a 100% tax on an amount equal to the gross income attributable to the greater of the amount by which BRE fails the 75% or 95% test, multiplied by a fraction intended to reflect BRE's profitability. Sixth, if BRE should fail to distribute during each calendar year at least the sum of:
(i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if BRE acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in BRE's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and BRE recognizes gain on the disposition of such asset during the ten-year period beginning on the date the asset was acquired by BRE, then the excess of (i) the fair market value of such asset as of the beginning of such period over (ii) BRE's adjusted basis in such asset as of the beginning of such period will be subject to tax at the highest regular corporate tax rate.

REQUIREMENTS FOR QUALIFICATION

     A REIT is defined in the Code as a corporation, trust or association: (i) which is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (iii) which would be taxable as a domestic corporation, but for Code Sections 856 through 859; (iv) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons;
(vi) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for five or fewer individuals (as defined in the Code to include certain entities); and

(vii) which meets certain income and asset tests described below. Conditions
(i) through (iv) above must be met during the entire taxable year and condition
(v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. However, conditions (v) and (vi) do not apply until after the first taxable year for which an election is made to be taxed as a REIT.

     With respect to its taxable years ending before January 1, 1998, in order to maintain its election to be taxed as a REIT, BRE must also maintain certain records and request certain information from its shareholders designed to disclose the actual ownership of its stock. BRE believes that it has complied and will comply with these requirements.

     In the case of a REIT that is a partner in a partnership or a member in a limited liability company ("LLC"), the REIT provisions provide that the REIT is deemed to own its proportionate share of the assets of the partnership or LLC based on the REIT's capital interest in the partnership or LLC and is deemed to be entitled to the income of the partnership or LLC attributable to such proportionate share (unless specifically stated otherwise or the context otherwise requires, the discussion under this section "Federal Income Tax Considerations" relating to partnerships and the partners thereof also applies to LLCs and the members thereof). In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of satisfying the gross income tests and the asset tests, described below. Similar treatment applies with respect to lower-tier partnerships which the REIT indirectly owns through its interests in higher-tier partnerships. Thus, BRE's proportionate share of the assets, liabilities and items of income of the Operating Company and the other partnerships and limited liability companies in which BRE owns a direct or indirect interest (collectively, the "Subsidiary Entities"), will be treated as assets, liabilities and items of income of BRE for purposes of applying the gross income tests and the asset tests described below, provided that the Operating Company and the Subsidiary Entities are treated as partnerships for federal income tax purposes. See "Federal Income Tax Aspects of the Operating Company and the Subsidiary Entities" below.

INCOME TESTS

     In order to maintain qualification as a REIT, BRE annually must satisfy three gross income requirements. First, at least 75% of BRE's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of BRE's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from sale or disposition of stock or securities (or from any combination of the foregoing). Third, for BRE's taxable years prior to January 1, 1998, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of BRE's gross income (including gross income from prohibited transactions) for each taxable year.

     Rents received by BRE will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an owner of 10% or more of the REIT, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, a REIT may provide services to its tenants and the income will qualify as "rents from real property" only if the services are of a type that a tax-exempt organization can provide to its tenants without causing its rental income to be unrelated business taxable income under the Code. Services that would give rise to unrelated business taxable income if provided by a tax-exempt organization ("Prohibited Services") must be provided by an "independent contractor" who is adequately compensated and from whom the REIT does not derive any income. Payments received by a REIT for services furnished (whether or not rendered by an independent contractor) that are not customarily provided to tenants in properties of a similar class in the geographic market in which the REIT's property is located will not qualify as "rents from real property." For BRE's taxable years beginning on or after January 1, 1998, the provision of Prohibited Services by BRE in connection with a lease of real property will not cause the rent to fail to qualify as "rents from real property" unless the amount treated as received for the Prohibited Services exceeds 1% of all amounts received or accrued during the taxable year directly or indirectly by BRE with respect to such property. BRE does not and will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above), and BRE does not and will not rent any personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease). BRE directly performs services under certain of its leases, but such services should not be considered Prohibited Services.

     To the extent that the performance of any services provided by BRE would cause amounts received from its tenants to be excluded from "rents from real property," BRE intends to hire independent contractors from whom BRE will derive no revenue in connection with such services.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     For BRE's taxable years beginning prior to January 1, 1998, any gross income derived from a prohibited transaction will be taken into account in applying the 30% income test necessary to qualify as a REIT. The net income from a prohibited transaction is subject to a 100% tax. BRE believes that no asset directly or indirectly owned by it is held for sale to customers and that the sale of any such property will not be in the ordinary course of business of BRE, the Operating Company or the Subsidiary Entities.

     If BRE fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if BRE's failure to meet such tests was attributable to reasonable cause and not to willful neglect, BRE attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not attributable to fraud with intent to evade tax. It is not possible, however, to determine whether, in all circumstances, BRE would be entitled to the benefit of those relief provisions. As discussed above in "General," even if those relief provisions apply, a tax would be imposed with respect to excess net income.

THIRD-PARTY MANAGEMENT INCOME

     In connection with the TCRW transaction, BRE acquired certain management contracts (which were immediately contributed to the Management Company, a newly created "qualified REIT subsidiary," as defined in the Code) whereby, in return for various fees, BRE is obligated to provide management services related to properties that are not owned directly or indirectly by BRE ("Third-Party Management Income"). The Third-Party Management Income will not qualify under either the 75% or 95% gross income tests described above. However, BRE does not believe that the receipt of this income will cause BRE to fail to satisfy one or both of the 75% or 95% gross income tests for the current or any future taxable year as this income, along with other non-qualifying income, is expected to represent less than 5% of BRE's gross income in any taxable year.

     Inadvertent failure to satisfy the 75% and 95% gross income tests may not disqualify BRE as a REIT if, as discussed above, certain relief provisions apply. See "Income Tests."

ASSET TESTS

     At the close of each quarter of its taxable year, BRE must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of BRE's total assets must be represented by interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property, shares in other REITs, cash, cash items, U.S. government securities and certain securities attributable to temporary investment of new capital. Second, not more than 25% of BRE's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by BRE may not exceed 5% of the value of BRE's total assets and BRE may not own more than 10% of any one issuer's outstanding voting securities.

     As set forth above, the ownership of more than 10% of the voting securities of any one issuer by a REIT is prohibited by the asset tests. However, BRE owns stock in certain subsidiaries that are, in the opinion of Paul, Hastings, Janofsky & Walker LLP (based on certain representations by BRE), "qualified REIT subsidiaries" as defined in the Code, and as "qualified REIT subsidiaries," such subsidiaries are not treated as separate corporations for federal income tax purposes. Thus, BRE's ownership of stock of a "qualified REIT subsidiary" will not cause BRE to fail the asset tests.

ANNUAL DISTRIBUTION REQUIREMENTS

     In order to qualify as a REIT, BRE is required to distribute dividends (other than capital gain dividends) to its shareholders each year in an amount at least equal to: (i) the sum of (a) 95% of BRE's "REIT taxable income" (computed without regard to the dividends paid deduction and BRE's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. To the extent that BRE does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if BRE fails to distribute during each calendar year at least the sum of: (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, BRE will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed (including for this purpose as amounts distributed, amounts taxed at regular ordinary and capital gains corporate tax rates). BRE intends to make timely distributions sufficient to satisfy these annual distribution requirements.

     It is possible that BRE, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement because of timing differences between (i) the actual receipt of income and the actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at the taxable income of BRE. In the event that such timing differences occur, in order to meet the 95% distribution requirement BRE may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, BRE may be able to rectify a failure to meet the distribution requirement for a certain year by paying "deficiency dividends" to shareholders in a later year, which may be included in BRE's deduction for dividends paid for the earlier year. Thus, BRE may be able to avoid being taxed on amounts distributed as deficiency dividends. However, BRE will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

FAILURE TO QUALIFY

     If BRE fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, BRE will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which BRE fails to qualify will not be deductible by BRE nor will they be required to be made by BRE. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations, a corporate distributee may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, BRE will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. Whether BRE would be entitled to such statutory relief cannot be foreseen.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As long as BRE qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will result in ordinary income to such shareholders. Corporate shareholders will not be entitled to the "dividends received" deduction. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed BRE's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions by BRE in excess of its current and accumulated earnings and profits will not be taxable to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, but rather, will be a non-taxable reduction in a shareholder's adjusted basis in such shares to the extent thereof and thereafter will be taxed as capital gain.

     Any dividend declared by BRE in October, November or December of any year payable to a shareholder of record on a specified date in any such month will be treated as both paid by BRE and received by the shareholder on or before December 31 of such year, provided that the dividend is actually paid by BRE by January 31 of the following calendar year.

     Shareholders may not include any net operating losses or capital losses of BRE in their individual income tax returns. In general, any loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent distributions from BRE are required to be treated by such shareholder as long-term capital gain.

     If BRE elects to retain, rather than distribute as a capital gain dividend, its net long-term capital gains, BRE would pay tax on such retained net long-term capital gains. In addition, for taxable years of BRE beginning on or after January 1, 1998, to the extent designated by BRE, a taxable domestic shareholder generally would (i) include its proportionate share of such undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of BRE's taxable year falls (subject to certain limitations as to the amount so includible), (ii) be deemed to have paid the capital gains tax imposed on BRE on the designated amounts included in such taxable domestic shareholder's long-term capital gains, (iii) receive a credit or refund for such amount of tax deemed paid by it, (iv) increase the adjusted basis of its shares by the difference between the amount of such includible gains and the tax deemed to have been paid by it, and (v) in the case of a taxable corporate shareholder, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

BACKUP WITHHOLDING

     BRE will report to its domestic shareholders and to the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder: (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide BRE with a correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, BRE may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to BRE. See "Taxation of Foreign Shareholders."

TAXATION OF PENSION TRUSTS

     For purposes of the "five or fewer" test described above, beneficiaries of a domestic pension trust that owns shares in BRE generally will be treated as owning such shares in proportion to their actuarial interests in the trust. Generally, a tax-exempt investor that holds BRE common stock as an investment and is exempt from tax on its investment income will not be subject to tax on distributions paid by BRE. However, if such tax-exempt investor is treated as having purchased BRE common shares with borrowed funds, some or all of its distributions from the BRE common stock will be subject to tax. Amounts distributed by BRE to a tax-exempt pension trust generally do not constitute "unrelated business taxable income" ("UBTI") to such trust unless the trust owns more than ten percent of BRE's common stock, in which case a portion of such amounts distributed may be treated as UBTI.

TAXATION OF FOREIGN SHAREHOLDERS

     The rules governing United States federal income taxation of nonresident alien individuals or foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt is made herein to provide more than a summary of such rules. In addition, this discussion is based on current law, which is subject to change, and assumes that BRE qualifies for taxation as a REIT. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in BRE common stock, including any reporting requirements.

     It is currently anticipated that BRE will qualify as a "domestically controlled REIT" (i.e., a REIT in which at all times during a specified testing period less than 50% of the value of the capital stock of which is owned directly or indirectly by Non-U.S. Shareholders) and therefore gain from the sale of shares of BRE common stock by a Non-U.S. Shareholder generally will not be subject to United States taxation unless such gain is treated as "effectively connected" with the Non-U.S. Shareholder's United States trade or business. As BRE common stock is publicly traded, there can be no assurance that BRE will always qualify as a "domestically controlled REIT."

     If BRE ceases to be a "domestically controlled REIT," gain arising from the sale or exchange by a Non-U.S. Shareholder of BRE common shares would be subject to United States taxation under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") as a sale of a "United States real property interest" unless the common stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange) and the selling Non-U.S. Shareholder held no more than 5% (after applying certain constructive ownership rules) of the common stock during the shorter of (i) the period during which the taxpayer held such shares or (ii) the 5-year period ending on the date of the disposition of such shares. If gain on the sale or exchange of BRE common shares were subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to regular United States income tax with respect to such gain in the same manner as a domestic shareholder (subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporation), and the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price. The 10% withholding tax will not apply if the common stock is "regularly traded" in an established securities market.

     Notwithstanding the foregoing, gain from the sale or exchange of BRE common shares not otherwise subject to United States taxation will be taxable to a Non-U.S. Shareholder if (i) investment in BRE common stock is effectively connected with the Non-U.S. Shareholder's United States trade or business (or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as domestic shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed below), or (ii) the Non-U.S. Shareholder is a resident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

     Distributions that are not attributable to gain from the sale or exchange by BRE of United States real property interests (and are not designated as capital gain dividends) ("Non-Capital Distributions") will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of BRE. Such distributions generally will be subject to a United States withholding tax equal to 30% of the gross amount of the distribution, subject to reduction or elimination under an applicable tax treaty. However, if dividends from the investment in the shares are treated as "effectively connected" with the Non-U.S. Shareholder's conduct of a United States trade or business, such dividends will be subject to regular U.S. income taxation (foreign corporations may also be subject to the 30% branch profits tax). BRE will withhold United States income tax at the rate of 30% on the gross amount of any Non-Capital Distributions paid to a Non-U.S. Shareholder unless:
(i) a lower treaty rate applies and the Non-U.S. Shareholder files certain information evidencing its entitlement to such lower treaty rate, or (ii) the Non-U.S. Shareholder files an IRS Form 4224 with BRE claiming that the distribution is "effectively connected" income. Distributions which exceed current and accumulated earnings and profits of BRE will not be taxable to the extent that they do not exceed the adjusted basis of shares, but rather will reduce (but not below zero) the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they generally will give rise to United States tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on gain from the sale or disposition of his shares in BRE, as described above. Because BRE will withhold 30% (or lower treaty rate) of all Non-Capital Distributions, to the extent BRE makes distributions in excess of its earnings and profits, generally the amount withheld will exceed a Non-U.S. Shareholder's U.S. tax liability on such distributions and such shareholder can seek a refund from the IRS to the extent the amount withheld on its distributions exceeds its U.S. tax liability.

     Distributions by BRE to a Non-U.S. Shareholder that are attributable to gain from sales or exchanges by BRE of a United States real property interest are subject to income and withholding tax under the provisions of FIRPTA. Under FIRPTA, those distributions, if any, which are treated as gain recognized from the sale of a United States real property interest, are taxed as income "effectively connected" with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to the applicable alternative minimum tax and a special alternative minimum tax for nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. BRE will withhold 35% of any distribution to a Non-U.S. Shareholder that could be designated by BRE as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability. A refund may be available if the amount withheld exceeds the Non-U.S. Shareholder's federal tax liability.

     Distribution that are designated by BRE at the time of distribution as capital gains dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (i) investment in BRE common stock is effectively connected with the Non-U.S. Shareholder's United States trade or business (or, if an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Shareholder), in which case the Non-U.S. Shareholder will be subject to the same treatment as domestic shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Shareholder is a resident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

     On October 6, 1997, the IRS issued final Treasury Regulations concerning the withholding of tax and reporting for certain amounts paid to non-resident individuals and foreign corporations. These new withholding rules significantly change the current withholding regime. However, in general, these new rules apply only to payments made after December 31, 1999. Prospective purchasers should consult their tax advisors concerning the impact, if any, of these new Treasury Regulations.

FEDERAL INCOME TAX ASPECTS OF THE OPERATING COMPANY AND THE SUBSIDIARY ENTITIES

     As a result of the TCRW transaction, a portion of BRE's assets are held indirectly through the Operating Company and the Subsidiary Entities.

     The Operating Company and the Subsidiary Entities involve special tax considerations, including the possibility of a challenge by the IRS of the status of any of such partnerships or LLCs as a partnership (as opposed to an association taxable as a corporation) for federal income tax purposes. Under recently finalized Treasury Regulations pertaining to entity classification, BRE believes that the Operating Company and Subsidiary Entities will be classified as partnerships for federal income tax purposes. Nevertheless, if any of such partnerships or LLCs were to be treated as a corporation, such entity would be subject to an entity level tax on its income. Such an entity level tax is likely to substantially reduce the amount of cash available for distribution to BRE's shareholders. In addition, if the Operating Company or any of the Subsidiary Entities were to be taxable as a corporation, BRE would not qualify as a REIT, which could have a material adverse effect on BRE and its ability to make distributions to shareholders.

TAX ALLOCATIONS WITH RESPECT TO CONTRIBUTED PROPERTIES

    Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax-basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Company was formed by way of contributions of property by TCRW. Consequently, allocations with respect to such contributed property must be made in a manner consistent with Code Section 704(c).

     In general, BRE will be allocated higher amounts of depreciation deductions for tax purposes than such deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a Book-Tax Difference, all income attributable to such Book-Tax Difference will generally be allocated to the property-contributing members and BRE will generally be allocated only its share of capital gains attributable to appreciation, if any, occurring after the contribution of such assets to the Operating Company. This will tend to eliminate the Book-Tax Difference over the life of the Operating Company. However, the special allocation rules of Section 704(c) do not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Company will cause BRE to be allocated lower depreciation and other deductions, and possible amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause BRE to recognize taxable income in excess of cash proceeds, which might adversely affect BRE's ability to comply with the REIT distribution requirements. See "Annual Distribution Requirements."

     The Treasury Regulations under Code Section 704(c) allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the contributed property. Book-Tax Differences associated with the Operating Company will be allocated pursuant to the "traditional method" as described in the applicable Treasury Regulations. Use of the "traditional method" may result in distributions to BRE shareholders being comprised of a greater portion of taxable income rather than a return of capital.

PARTNERSHIP ANTI-ABUSE RULE

     The IRS has published regulations that provide an anti-abuse rule (the "Anti-Abuse Rule") under the partnership provisions of the Code (the "Partnership Provisions"). Under the Anti-Abuse Rule, if a partnership is formed or availed of in connection with a transaction a principal purpose of which is to reduce substantially the present value of the partners, aggregate federal tax liability in a manner that is inconsistent with the intent of the Partnership Provisions, the IRS can recast the transaction for federal tax purposes to achieve tax results that are consistent with the intent of the Partnership Provisions. This analysis is to be made based on all facts and circumstances. The Anti-Abuse Rule states that the intent of the Partnership Provisions incorporates the following requirements: (i) the partnership must be bona fide and each partnership transaction or series of related transactions must be entered into for a substantial business purpose; (ii) the form of each partnership transaction must be respected under substance over form principles; and (iii) with certain exceptions, the tax consequences under the Partnership Provisions to each partner of partnership operations and the transactions between the partner and the partnership must accurately reflect the partner's economic agreement and clearly reflect the partner's income.

    BRE believes that its indirect ownership of certain assets through its interest in the Operating Company and the Subsidiary Entities is not inconsistent with the intent of the Partnership Provisions and that, therefore, the IRS should not be able to invoke the Anti-Abuse Rule to recast the structure of BRE for federal income tax purposes. However, no assurance can be given that the IRS or a court will concur with such opinion.

    The Anti-Abuse Rule also provides that, unless a provision of the Code or the Treasury Regulations prescribes the treatment of a partnership as an entity, in whole or in part, and that treatment and the ultimate tax results, taking into account all the relevant facts and circumstances, are clearly contemplated by that provision, the IRS can treat a partnership as an aggregate of its partners, in whole or in part, as appropriate to carry out the purpose of any provision of the Code or the Treasury Regulations. Treatment of the Operating Company or any of the Subsidiary Entities, in whole or in part, as an aggregate rather than an entity is unlikely to materially change the federal tax consequences to any partner. In addition, the REIT provisions generally treat a partnership as an aggregate rather than an entity for purposes of applying the REIT requirements. Therefore, the Anti-Abuse Rule should not have a material adverse effect on the federal income tax consequences to any partner or on the ability of BRE to qualify as a REIT.

OTHER TAX CONSEQUENCES

     BRE and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of BRE and its shareholders may not conform to the federal income tax consequences discussed above. Prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in BRE.

                             PLAN OF DISTRIBUTION

     We are registering the BRE common stock on behalf of the selling shareholders. As used herein, "selling shareholders" includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the BRE common stock offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the BRE common stock will be borne by the selling shareholders. Sales of shares of BRE common stock may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or brokers-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of BRE common stock by the selling shareholders.

     The selling shareholders may effect such transactions by selling BRE common stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchases of shares for whom such broker-dealers may act as agents or to whom the they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     The selling shareholders and any broker-dealers that act in connection with the sale of BRE common stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of BRE common stock against certain liabilities, including liabilities arising under the Securities Act.

     Because selling shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the New York Stock Exchange pursuant to Rule 153 under the Securities Act.

     Selling shareholders also may resell all or a portion of the BRE common stock in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     Upon being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of BRE common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon our being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

     The anti-manipulation rules of Registration M under the Securities Exchange Act of 1934 may apply to sales of BRE common stock in the market and to the activities of the selling shareholders.



     We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act. The selling shareholders have agreed to indemnify us against certain liabilities, including liabilities under the Securities Act.

                                    EXPERTS

     The consolidated financial statements and the related financial schedule of BRE Properties, Inc. appearing in BRE Properties, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and the related financial schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                                 LEGAL OPINIONS

     The validity of the shares of BRE common stock offered by the selling shareholders, as well as certain legal matters described under "Federal Income Tax Considerations," will be passed upon for BRE by Paul, Hastings, Janofsky & Walker LLP, San Francisco, California.


                            _______________________


                            _______________________

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table is an itemized listing of expenses to be incurred by BRE Properties, Inc. (the "Company") in connection with the issuance of the Shares being registered hereby. All amounts, other than the SEC Registration Fee, are estimates:

          SEC Registration Fee..........  $23,392.50
          Printing and Engraving Costs..  $20,000.00
          Legal Fees and Expenses.......  $20,000.00
          Blue Sky Fees and Expenses....  $ 2,000.00
          Accounting Fees and Expenses..  $10,000.00
          Miscellaneous.................  $ 5,000.00
                                          ----------
               Total....................  $80,392.50
                                          ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

       As authorized by Section 2-418 of the General Corporation Law of the State of Maryland (the "Maryland Corporation Law"), Article VI of the Company's Bylaws provides that the Company shall indemnify any officer or director who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or investigation, whether civil, criminal or administrative, and whether external or internal to the Company (other than an action brought by or in the right of the Company) by reason of the fact that he or she is or was an officer or director, against all expenses, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by the officer or director in connection with such action, suit, proceeding or investigation, or any appeal therein. However, there will be no such indemnification if it is established by adjudication that (i) the act or omission of the director was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty; (ii) the officer or director actually received an improper personal benefit in money, property or services; or (iii) with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe that his or her conduct was unlawful. Notwithstanding the foregoing, an officer or director may receive indemnification where a court of appropriate jurisdiction determines that such person is fairly and reasonably entitled to indemnity for any expense, liability or loss which the court shall deem proper; provided, however, that no indemnification for any liability or loss (other than expenses) shall in any event be made to the extent that such person has been adjudged to have actually received an improper personal benefit.

       In addition, Article VI of the Company's Bylaws also provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed judicial action or suit brought by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was an officer or director, against expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense, settlement or appeal of such action or suit, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that a court of appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

       The Company maintains a directors' and officers' insurance policy which insures the directors and officers of the Company from claims arising out of an alleged wrongful act by such persons in their respective capacities as directors and officers of the Company, subject to certain exceptions.

       The Company has entered into indemnification agreements with its directors and officers.


ITEM 16.  EXHIBITS

  EXHIBIT
  NUMBER                             DESCRIPTION
  ------- -------------------------------------------------------------------
   3.1    Amended and Restated Articles of Incorporation (1)
   3.2    Articles of Amendment (2)
   3.3    Amended and Restated Bylaws (3)
   4.1    Form of Certificate for Common Shares (4)
   5      Opinion of Paul, Hastings, Janofsky & Walker LLP regarding the legality of the securities being registered*
   8      Opinion of Paul, Hastings, Janofsky & Walker LLP regarding tax matters*
  23.1    Consent of Paul, Hastings, Janofsky & Walker LLP (included as part of
          Exhibits 5 and 8)*
  23.2    Consent of Ernst & Young LLP
  24      Power of Attorney (See page II-4)

________________

*    Previously filed.
(1) Incorporated by reference to Exhibit 3.1 of the Registrant's Current Report on Form 8-K dated March 15, 1996.
(2) Incorporated by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-3 filed on December 3, 1997 (No. 333-24915).
(3) Incorporated by reference to Exhibit 3(ii) of the Registrant's Report on Form 10-Q for the fiscal quarter ended June 30, 1998, filed on August 14, 1998.
(4) Incorporated by reference to Exhibit 4.12 of the Registrant's Amendment No. 1 to Registration Statement on Form S-3 dated March 27, 1998 (No. 333-47469).


ITEM 17.  UNDERTAKINGS

       (a)  The undersigned Registrant hereby undertakes:

            (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                 (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                 (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

                 (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

            (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference into this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on the 17th day of November 1998.
                                         BRE Properties, Inc.

                                         By:   /s/ LeROY E. CARLSON
                                            --------------------------------
                                                   LEROY E. CARLSON
                                               Executive Vice President,
                                         Chief Financial Officer and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 17th day of November 1998.

        SIGNATURE                                       TITLE
        ---------                                       -----
              *                                         Director, Chairman of the Board
--------------------------------------
          John McMahan

              *                                         President, Chief Executive Officer and Director
--------------------------------------                  (Principal Executive Officer)
          Frank C. McDowell

        /s/ LeROY E. CARLSON                            Executive Vice President, Chief Financial Officer and Secretary
--------------------------------------                  (Principal Financial Officer and Principal Accounting Officer)
          LeRoy E. Carlson

              *                                         Director
--------------------------------------
          William E. Borsari

              *                                         Director
--------------------------------------
          Robert A. Fiddaman

              *                                         Director
--------------------------------------
          L. Michael Foley

              *                                         Director
--------------------------------------
          Roger P. Kuppinger

              *                                         Director
--------------------------------------
          Edward E. Mace

              *                                         Director
--------------------------------------
          Gregory M. Simon

              *                                         Director
--------------------------------------
          Arthur G. von Thaden


* By:  /s/ LeROY E. CARLSON
     ---------------------------------
         Attorney-in-fact

                             BRE PROPERTIES, INC.

                                 EXHIBIT INDEX

                     TO REGISTRATION STATEMENT ON FORM S-3

 EXHIBIT
 NUMBER                                      EXHIBIT                                          LOCATION
--------   --------------------------------------------------------------------------     ----------------
    5      Opinion of Paul, Hastings, Janofsky & Walker LLP regarding the legality of the securities being registered*

    8      Opinion of Paul, Hastings, Janofsky & Walker LLP regarding tax matters*

   23.1    Consent of Paul, Hastings, Janofsky & Walker LLP (included as part of
           Exhibits 5 and 8)*

   23.2    Consent of Ernst & Young                                                       Contained herein

   24      Power of Attorney (See page II-4)*

______________________
*    Previously filed.